# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Volato Group, Inc., CIK 0001853070
CUSIP: 74349W302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1954 AIRPORT ROAD, SUITE 124, CHAMBLEE, Georgia (GA), 30341
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001716621

## Reporting persons
- Catheter Precision, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,941,176; shared voting power 0; sole dispositive power 2,941,176; shared dispositive power 0; aggregate amount beneficially owned 2,941,176 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Volato Group, Inc.
Address of issuer's principal executive offices: 1954 AIRPORT ROAD, SUITE 124, CHAMBLEE, GEORGIA, 30341.

## Item 2. Person Filing
Name of person filing: Catheter Precision, Inc.
Address of principal business office or, if none, residence: 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708
Citizenship: Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference is hereby made to Rows 5?9 and 11 of the cover page of this Schedule 13G, which are incorporated herein by reference. As of June 18, 2026, Catheter Precision, Inc. (the "Reporting Person") acquired and beneficially owns 2,941,176 shares (the "Shares") of common stock, par value $0.0001 per share, of Volato Group, Inc. (NYSE American: SOAR) (the "Issuer"). The Shares were acquired by the Reporting Person pursuant to a Securities Purchase Agreement, dated as of June 7, 2026, by and between the Issuer and the Reporting Person (the "Purchase Agreement"), with the closing of the purchase occurring on June 18, 2026.

The calculation of the percentage of beneficial ownership in Row 11 of the cover page of this Schedule 13G was derived from the Issuer's Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 18, 2026, in which the Issuer stated that 39,336,982 shares of its common stock were outstanding after giving effect to the issuance of the Shares sold in the private placement of which the Reporting Person's purchase was a part.
Percent of class: The information set forth in Item 4(a) herein is hereby incorporated by reference.
Sole power to vote or to direct the vote: The information set forth in Item 4(a) herein is hereby incorporated by reference.
Shared power to vote or to direct the vote: The information set forth in Item 4(a) herein is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The information set forth in Item 4(a) herein is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: The information set forth in Item 4(a) herein is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
None.

## Signatures
- Catheter Precision, Inc.: /s/ Phillip Anderson, Chief Financial Officer (06/26/2026)